200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

November 7, 2013

United States Securities and Exchange Commission

      Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Tia L. Jenkins

    Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:        Claude Resources Inc.

Form 40-F for the Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-31956

Further to your October 30, 2013 correspondence, please be advised that the Company will respond to all of the Commission's comments by November 15, 2013.

Sincerely,

CLAUDE RESOURCES INC.

/s/ Rick Johnson
_______________________________

Rick Johnson, CA

Chief Financial Officer

Vice President Finance

RJ/mgm